UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number 000-03718

(Check one)     ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q

☐ Form 10-D      Form N-SAR      ☐ Form N-CSR
     For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction Sheet (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Park City Group, Inc.

Former Name if applicable:

Address of Principal Executive Office (Street and number): 3160 Pinebrook Road

City, State and Zip Code: Park City, Utah, 84098

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-☒ K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N–SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the recent consummation of the merger of a wholly-owned subsidiary of the Registrant and Prescient Applied Intelligence, Inc., management of the Registrant is delayed in completing the consolidated financial statements.   As a result, the Quarterly Report on Form 10-Q could not be completed within the required time period without unreasonable effort or expense. The Registrant expects that the Form 10-Q for the quarter ended December 31, 2008 will be filed on or before the fifth calendar day following the prescribed due date therefor.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: John Merrill (435) 645-2200.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes      ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PARK CITY GROUP, INC.
(Name of Registrant as specified in its charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: February 17, 2009

/s/ John Merrill
Name:	John Merrill
Title:	Chief Financial Officer
Dated:	February 17, 2009